Exhibit 99.1

The9 Limited to Hold Annual General Meeting on December 22, 2023

SHANGHAI, China, November 17, 2023 — The9 Limited (Nasdaq: NCTY) (the “Company”), an established Internet company, today announced that it will hold an annual general meeting of shareholders at BNY Mellon Office, Room No. 2602, 26/F Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong, at 2 p.m., Hong Kong time, on December 22, 2023.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on December 8, 2023 as the record date (the “Record Date”) for determining the holders of the Company’s ordinary shares that are entitled to receive notice of, and to attend, the annual general meeting or any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2022, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on its website at http://www.the9.com/, as well as on the SEC’s website at http://www.sec.gov/.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Annual Report free of charge by emailing to ir@corp.the9.com or by writing to:

The9 Limited

17 Floor, No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

Attention: Investor Relations

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified Internet company, and is engaged in blockchain business including the operation of cryptocurrency mining.